Exhibit 99.1
E-House Reports Second Fiscal Quarter 2007 Results
Revenue Grows 147% Year-Over-Year;
Net Income Grows 242% Year-Over-Year
SHANGHAI, China, August 22, 2007 — E-House (China) Holdings Limited (“E-House”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended June 30, 2007.
♦	Total revenues were $24.0 million for the second quarter of 2007, an increase of 147% from $9.7 million for the same quarter in 2006. For the first half of 2007, total revenues were $40.0 million, an increase of 193% from $13.7 million for the same period in 2006.

♦	Net income for the second quarter of 2007 was $6.4 million, an increase of 242% from $1.9 million for the same quarter in 2006. For the first half of 2007, net income was $10.8 million, a substantial increase from $0.5 million for the same period in 2006.

♦	Diluted earnings per ADS was $0.09 for the second quarter of 2007 and $0.15 for the first half of 2007.
“We are very pleased to have posted strong growth for our second quarter and first half of 2007,” said Mr. Xin Zhou, E-House’s Chairman and Chief Executive Officer. “As the leading integrated real estate services company in China with unparalleled nationwide coverage, we continue to benefit from China’s rapidly growing real estate industry. Looking forward, E-House remains ideally positioned to capture market opportunities presented by China’s accelerating urbanization and increasingly affluent population.”
Mr. Li-Lan Cheng, E-House’s Chief Financial Officer added, “We believe our successful listing on the New York Stock Exchange earlier this month demonstrates investors’ confidence in E-House’s business model and recognition of the long-term growth potential of China’s real estate industry. In the months and quarters ahead we will continue to focus on increasing our market share in current and new urban markets, as well as expanding our service offerings.”
Financial results for second quarter and first half of 2007
Revenue
Total revenues were $24.0 million for the second quarter of 2007, an increase of 147% from $9.7 million for the same quarter in 2006. For the first half year of 2007, total revenues were $40.0 million, an increase of 193% from $13.7 million for the same period in 2006.
Primary Real Estate Agency Services
Revenues from primary real estate agency services were $20.6 million for the second quarter of 2007, an increase of 269% from $5.6 million for the same period in 2006. For the first half of 2007, revenues from primary real estate agency services were $33.3 million, an increase of 285% from $8.7 million for the same period in 2006. This increase was mainly due to the further expansion of primary real estate agency operations, which resulted in an increase in the gross floor area (“GFA”) of new properties sold. (See “Selected Operating Data” below for details.) The average commission rate was 2.7% in the first half of 2007 compared to 1.5% in the same period of 2006 mainly due to higher commission revenues earned upon the Company’s exceeding sales targets for a number of projects.

Secondary Real Estate Brokerage Services
Revenues from secondary real estate brokerage services were $2.2 million for the second quarter in 2007, an increase of 110% from $1.1 million for the same period in 2006. For the first half of 2007, revenues from secondary real estate brokerage services were $4.1 million, an increase of 185% from $1.4 million for the same period in 2006. This growth was primarily attributable to the expansion of secondary real estate brokerage services since the first half of 2006. As of June 30, 2007, the Company had a total of 141 brokerage stores in five cities in China.
Real Estate Consulting and Information Services
Revenues from real estate consulting and information services were $1.2 million for the second quarter in 2007, a decrease of 61% from $3.1 million for the same period in 2006. For the first half of 2007, revenues from real estate consulting and information services were $2.6 million, a decrease of 26% from $3.6 million for the same period in 2006. This decrease was primarily due to one major consulting project that was completed in the second quarter in 2006. This decrease was partially offset by the increased sales of subscriptions to the Company’s CRIC systems during the first half of 2007 as the Company expanded its CRIC system to include data covering additional cities.
Cost of Revenues
Cost of revenues was $4.5 million for the second quarter in 2007, an increase of 94% from $2.3 million for the same period in 2006. This was primarily due to an increase in commissions paid to the Company’s sales team as a result of a higher transaction value for new properties sold and an increase in project-related advertising and promotion expenses that the Company was contractually obligated to pay for several primary real estate projects. For the first half of 2007, cost of revenues was $6.9 million, an increase of 90% from $3.6 million for the same period in 2006.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $9.7 million for the second quarter of 2007, an increase of 96% from $5.0 million for the same period in 2006. This was primarily due to an increase in staff salaries and bonuses as a result of hiring additional managerial employees and employees for secondary real estate brokerage services. The increase was also due to higher operating expenses for the secondary brokerage services and the corporate headquarters. For the first half of 2007, selling, general and administrative expenses were $17.5 million, an increase of 87% from $9.4 million for the same period in 2006.
Net Income
Net income was $6.4 million for the second quarter in 2007, an increase of 242% from $1.9 million for the same period in 2006. For the first half of 2007, net income was $10.8 million, a substantial increase from $0.5 million for the same period in 2006.
Cash Flow
As of June 30, 2007, the Company had a cash balance of $24.3 million. Net cash inflow from operating activities was $0.5 million in the second quarter of 2007, compared to an outflow of $1.7 million in the first quarter of 2007.
Other Recent Developments
On August 8, 2007, E-House successfully completed its initial public offering (IPO) and its American Depositary Shares (ADSs) began trading on the New York Stock Exchange under the ticker symbol “EJ.” Including the exercise of an over-allotment option, E-House issued and sold a total of 13,167,500 ADSs, and the selling shareholders sold an additional 3,622,500 ADSs. Each ADS represents one ordinary share. The offering price was $13.80 per ADS. After deducting underwriting commission, net offering proceeds for E-House were approximately $169.0 million, and proceeds for selling shareholders were approximately $46.5 million.

On July 23, 2007, the Company granted options to purchase a total of 915,000 ordinary shares to certain employees at an exercise price of $12.50 per share.
Business Outlook
The Company estimates that its revenues for the third quarter of 2007 will range from $24 million to $26 million, representing an increase of 208% to 233% from the same period in 2006.
Conference Call Information
E-House’s management will host an earnings conference call at 8 PM on August 22, 2007 U.S. Eastern Time (8 AM on August 23, 2007 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US:	+1-617-597-5330
Hong Kong:	+852-3002-1672
Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until August 28, 2007:
International: +1-617-801-6888
Passcode: 66346094
Additionally, a live and archived webcast of the conference call will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (NYSE: EJ — News; “E-House”) is a leading real estate services company in China based on scope of services, brand recognition and geographical presence. Since its inception in 2000, E-House has experienced rapid growth and was ranked as the largest real estate agency and consulting services company in China from 2004 to 2006. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services. E-House’s services are supported by its proprietary and comprehensive real estate database system, the China Real Estate Information Circle (CRIC), which provides up-to-date and in-depth information covering residential and commercial real estate properties in 24 leading cities in China. For more information about E-House, please visit http://www.ehousechina.com or refer to public filings by E-House with the Securities and Exchange Commission.

Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, as amended. E-House does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31, 2006	June 30, 2007
	(Audited)	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	24,306	24,285
Customer deposits	8,493	6,443
Unbilled accounts receivable	30,125	49,113
Accounts receivable, net	8,677	2,525
Properties held for sale	2,897	2,554
Prepaid expenses and other current assets	2,623	8,359
Amounts due from related parties	918	1,250

Total current assets	78,039	94,529
Property, plant and equipment, net	3,646	4,673
Intangible assets, net	3,750	3,544
Goodwill	2,227	2,284
Other non-current assets	1,768	6,522

Total assets	89,430	111,552

Current liabilities
Short-term borrowings	11,368	11,420
Accounts payable	1,259	1,807
Accrued payroll and welfare expenses	4,098	4,960
Income tax payable	7,017	9,264
Other tax payable	2,563	2,950
Amounts due to related parties	267	2,707
Other current liabilities	2,180	5,244

Total current liabilities	28,752	38,352
Deferred tax liabilities	1,152	1,092
Other non-current liabilities	—	200

Total liabilities	29,904	39,644

Minority interest	2,328	2,531
Commitments and contingencies
Mezzanine equity:
Series A redeemable convertible preferred shares ($0.001 par value): nil and 22,727,272 authorized, nil and 22,727,272 shares issued and outstanding as of December 31, 2006 and June 30, 2007, respectively (liquidation value $25,000,000)	24,828	24,828
SHAREHOLDER’S EQUITY:
Ordinary share ($0.001 par value): 50,000,000 and 57,272,728 shares authorized, 50,000,000 and 50,000,000 shares issued and outstanding, as of December 31, 2006 and June 30, 2007, respectively	50	50
Additional paid-in capital	18,399	18,589
Retained earnings	12,979	23,540
Accumulated other comprehensive income	942	2,370

Total shareholders’ equity	32,370	44,549

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	89,430	111,552

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007

Revenues:
Primary real estate agency services	5,573	20,559	8,650	33,300
Secondary real estate brokerage services	1,068	2,246	1,435	4,090
Real estate consulting and information services	3,060	1,183	3,581	2,640

	9,701	23,988	13,666	40,030
Cost of revenues	(2,334)	(4,523)	(3,631)	(6,884)
Selling, general and administrative expenses	(4,975)	(9,729)	(9,370)	(17,528)

Income from operations	2,392	9,736	665	15,618
Other income (expense):
Interest expenses	(89)	(195)	(242)	(349)
Interest income	72	62	83	126
Other income, net	—	—	140	—

Income before taxes and minority interest	2,375	9,603	646	15,395
Income tax expense	(564)	(2,538)	(153)	(4,072)
Minority interest	48	(707)	22	(563)

Net income	1,859	6,358	515	10,760

Earnings per share:
Basic	0.03	0.09	0.01	0.15
Diluted	0.03	0.09	0.01	0.15
Shares used in computation:
Basic	50,000,000	50,000,000	50,000,000	50,000,000
Diluted	72,727,272	72,916,081	61,868,687	72,843,792
Notes:
Note 1:	Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised or converted into shares.

Note 2:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.6155 on June 30, 2007 and USD1 = RMB7.6765 for the three months ended June 30, 2007.

Note 3:	The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 has reduced the retained earnings as of January 1, 2007, by $200,000, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other non-current liabilities in the consolidated balance sheet. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. The amount of interest and penalties as of January 1, 2007 was approximately $96,000, and the additional interest and penalties as of March 31, 2007 was immaterial.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007

Primary real estate agency service

Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	415	771	614	1,282
Total value of new properties sold (millions of $)	392	773	596	1,228
CONTACTS
In China
Kate Kui
Director of Corporate Development and Investor Relations
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Public Relations Worldwide (Beijing)
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Phone: +1 (212) 880-5363